

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 11, 2017

<u>Via E-mail</u>
Eleazar Rivera
President, Secretary, and Treasurer
Alpha Network Alliance Ventures Inc.
11801 Pierce St., 2nd Floor
Riverside, California 92505

>   **Re: Alpha Network Alliance Ventures Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2016**
>   **Filed April 17, 2017**
>   **File No. 000-54126**

Dear Mr. Rivera:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2016</u>

<u>Item 8. Financial Statements, page 10</u>

1. Please amend your filing to include a revised audit opinion that covers all periods presented, including as of and for the year ended December 31, 2015.

　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or me at 202-551-3295 if you have questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities